Exhibit 99.1

B COMMUNICATIONS LTD.

2 Dov Friedman Street
Ramat Gan 5250301, Israel

_____________________

NOTICE OF MAY 23, 2019 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to the May 23, 2019 Extraordinary General Meeting of Shareholders to be held on Thursday, May 23, 2019 at 2:00 p.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. At the Meeting, shareholders will be asked to increase our registered capital, and to amend our articles of association to reflect the increase.

Shareholders of record at the close of business on April 23, 2019 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. Detailed proxy voting instructions are provided both in the Proxy Statement and on the proxy card.

Sincerely,
Ami Barlev
Chief Executive Officer

April 12, 2019

B COMMUNICATIONS LTD.

2 Dov Friedman Street
Ramat Gan 5250301, Israel

_____________________

PROXY STATEMENT

MAY 23, 2019 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of B Communications Ltd. to be voted at the May 23, 2019 Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of the May 23, 2019 Extraordinary General Meeting of Shareholders. The Meeting will be held at 2:00 pm. (Israel time) on Thursday, May 23, 2019, at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to vote upon the increase our registered capital and the amendment of our articles of association to reflect the increase.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the person designated as proxy intends to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR: the increase our registered capital and the amendment of our articles of association to reflect the increase.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on April 23, 2019, are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of April 12, 2019, there were 37,274,645 outstanding ordinary shares.

•        Voting in Person.    If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•        Voting by Mail.    You may submit your proxy by mail by completing, signing and mailing the proxy card in the , postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange, or the TASE, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot by the applicable form of the Israel Securities Authority, or the ISA, (available through our company’s filing via the Israeli filing platform, MAGNA) to our offices not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, Attention: Ami Barlev, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

•        Voting Electronically.    Shareholders in “Street Name” whose shares are held through Members of the TASE may also vote their shares electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than May 23, 2019 at 8:00 a.m. Israeli time (6 hours before the Meeting time). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Position Statements

Shareholders are permitted to express their position on the proposals to be voted on at the Meeting by submitting a written statement, through the company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to our company at our registered offices, at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted no later than May 13, 2019. A shareholder is entitled to contact us directly and receive the text of the proxy card and any Position Statement.

Quorum

The quorum for any shareholders meeting must include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business will be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting will stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”). If within half an hour from the time appointed for the Adjourned Meeting a quorum is not present, any number of shareholders present will represent a quorum.

This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below. Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, on the proxy card, as to whether or not his or her holdings in our company, or his or her vote, requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order. If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting. “Exceptional Holdings” is defined in the Communications Order and our Articles of Association and generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order. “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation. “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company. In this context, holding 25% of the means of control of a company is presumed to confer significant influence. The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq - The Israeli Telecommunications Corp., or Bezeq, Israel’s largest telecommunications provider (TASE: BZEQ), includes a provision permitting shareholders that are not members of the Eurocom Group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit. An English translation of the relevant provision in our control permit may be viewed on our website at www.bcommunications.co.il.

Majority Required

The affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for the approval of the proposal to be acted upon at the Meeting.

Cost of Soliciting Votes for the Extraordinary Meeting

We will pay the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Extraordinary General Meeting

We will publish the final results in a Form 6-K filed with the SEC promptly following the Meeting. You may obtain a copy of the Form 6-K through any of the following means:

•        reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.bcommunications.co.il; or

•        reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

As of April 12, 2019, Internet Gold, our controlling shareholder, held of record 19,363,396 shares, or 51.95% of our outstanding ordinary shares. Eurocom Communications, managed by attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon as special managers, pursuant to a Tel Aviv District Court decision and an approval by the Israeli Ministry of Communications, is the beneficial holder of 15,308,966 of the ordinary shares of Internet Gold.

The following table sets forth certain information as of April 12, 2019 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares, our directors and all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Internet Gold	19,363,396	51.95%
Benny Gabbay	1,073	(*	)
Shlomo Zohar	—	—
Ami Barlev	—	—
Moshe Rosenthal	—	—
Debbie Saperia	—	—
All directors and executive officers as a group (7 persons)	1,073	(*	)

____________

*        Less than 1%

(1)      Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)      The percentages shown are based on 37,274,645 ordinary shares outstanding (which exclude 19,230 shares held as treasury shares) as of April 12, 2019.

I. INCREASE THE COMPANY’S SHARE CAPITAL AND AMEND THE COMPANY’S ARTICLES OF ASSOCIATION TO REFLECT THE INCREASE

(Item 1 on the Proxy Card)

Following the approval of our Board of Directors, our shareholders are requested to approve the increase of our authorized share capital  from 50,000,000 to 150,000,000 ordinary shares of a nominal value of NIS 0.1 each, and to amend our articles of association to reflect such increase.

On April 7, 2019, our shareholders did not approve an increase to our authorized share capital from 50,000,000 to 100,000,000 ordinary shares. However, in light of financing needs and recent offers from potential investors, we are again bringing this matter to our shareholders and are asking for an even larger increase. Our Board of Directors believes such increase is in the company’s best interest.

The shareholders are requested to adopt the following resolution:

“RESOLVED, to increase the company’s authorized share capital  from 50,000,000 to 150,000,000 ordinary shares of a nominal value of NIS 0.1 each, and to amend the company’s Articles of Association to reflect such increase.”

The approval of the above proposal, as described above, requires the affirmative vote of a simple majority.

The Board of Directors recommends a vote FOR the above proposal.

II. OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than that specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,
Ami Barlev
Chief Executive Officer

Date: April 12, 2019